UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2010

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                                                  to

Commission File No. 1-3548

MINNESOTA POWER AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full Title of the Plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the Plan and
the address of its principal
executive office)

Index

Page

Report of Independent Registered Public Accounting Firm	3

Statement of Net Assets Available for Benefits –
December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits –
Year Ended December 31, 2010	4

Notes to Financial Statements	5

Schedule I: Schedule of Assets (Held at End of Year) – December 31, 2010	15

Signature	16

Note:
Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

ALLETE 2010 RSOP Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Duluth, MN

We have audited the accompanying statement of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year) – December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
June 10, 2011

ALLETE 2010 RSOP Form 11-K

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits *

	December 31,
Thousands	2010	2009
Assets
Investments
Participant Funds	$323,239	$286,373
Unallocated Funds	48,138	50,767
	371,377	337,140
Notes Receivable from Participants	3,269	3,046
Employer Contributions Receivable	875	610
Total Assets	375,521	340,796

Liabilities
Accrued Interest	875	1,035
Long-Term Debt	36,865	44,784
Total Liabilities	37,740	45,819
Net Assets Available for Benefits	$337,781	$294,977

Statement of Changes in Net Assets Available for Benefits *

	Year Ended December 31, 2010
Thousands	Participant Funds	Unallocated Funds	Total
Investment Income
Dividend Income	$1,293	$2,607	$3,900
Interest Income	171	3	174
Net Appreciation in Fair Value of Investments	42,608	6,715	49,323
Total Investment Income	44,072	9,325	53,397
Contributions
Participant	8,909	–	8,909
Employer	–	6,329	6,329
Rollover	555	–	555
Total Contributions	9,464	6,329	15,793
Deductions
Benefits Paid to Participants	(15,211)	–	(15,211)
Interest Expense	–	(2,660)	(2,660)
Administrative Expenses	(420)	(9)	(429)
Total Deductions	(15,631)	(2,669)	(18,300)
Transfers and Allocations
Transfers to Retirement Plans	(8,086)	–	(8,086)
Allocations to Participants	7,270	(7,270)	–
Total Transfers and Allocations	(816)	(7,270)	(8,086)
Net Increase (Decrease) in Assets	37,089	5,715	42,804
Net Assets Available For Benefits
Beginning of Year	289,419	5,558	294,977
End of Year	$326,508	$11,273	$337,781

    * The accompanying notes are an integral part of these statements.

ALLETE 2010 RSOP Form 11-K

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Notes to Financial Statements

Note 1 – Description of the Plan

The Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2010, there were 1,883 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2010, included:

•	ALLETE, Inc., including Minnesota Power, a division of ALLETE, Inc. (ALLETE or Company);
•	Superior Water, Light and Power Company;
•	MP Affiliate Resources, Inc.; and
•	ALLETE Renewable Resources, Inc. (ARR)

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions (ARR participants are not allowed to make voluntary after-tax contributions) through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

Effective January 1, 2011, the Plan name changed to ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan.

Basis of Presentation

Participant funds represent the participants’ 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future.

Administration

The Employee Benefit Plans Committee (Committee) administers the Plan for the Companies. The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who are appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify, and repeal policies and procedures, as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants, and investment managers. The Plan charges participants who take participant loans or use the Plan’s self-managed brokerage account feature for expenses relating to such loans or accounts.

ALLETE 2010 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Wells Fargo Institutional Retirement and Trust (IRT), a service group of Wells Fargo Bank, N.A. (Wells Fargo), is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee and certain other administrative responsibilities. IRT allows the Plan to value accounts daily and provides participants with on-line, call center and voice response capabilities to direct the investment of their account balances. Wells Fargo provides trustee and asset custody services and is located at NC1156 Three Wachovia Center 401 South Tryon Street, TH-14, Charlotte, North Carolina 28288-1156. Wells Fargo is the trustee for the Plan and carries $100 million of financial institutional bond insurance. Prior to March 20, 2010, Wachovia Bank, N.A., (Wachovia), through its service group Wachovia Retirement Services (WRS) provided the aforementioned services for the Plan. Wachovia was wholly-owned by Wells Fargo. On March 20, 2010, Wachovia merged into Wells Fargo. As a result of the merger, the separate existence of Wachovia ceased and Wells Fargo succeeded, by operation of law, to all of Wachovia’s rights, title, property and appointments (such as trustee, custodian and all other fiduciary appointments) and is subject to all of Wachovia’s obligations (including contractual obligations) and liabilities.

Participant Investment Options

The Plan’s 401(k) investment fund options at December 31, 2010, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund’s prospectus.

•	ALLETE Stock Fund	•	LifePath Index 2045 Fund K
•	Artisan International Fund – Investor Shares	•	LifePath Index 2050 Fund K
•	Diversified Stable Value Trust (MP)	•	MainStay Large Cap Growth Fund – Class A
•	Dodge & Cox International Stock Fund	•	Oakmark Equity & Income Fund I
•	Dodge & Cox Stock Fund	•	Oppenheimer Developing Markets Fund –
•	Heartland Value Plus Fund – Institutional Shares		Class A
•	LifePath Index Retirement Fund K	•	SSgA Russell Small Cap Index SL Series
•	LifePath Index 2015 Fund K		Fund – Class I
•	LifePath Index 2020 Fund K	•	TCW Small Cap Growth Collective Trust Fund
•	LifePath Index 2025 Fund K	•	Vanguard Institutional Index Fund
•	LifePath Index 2030 Fund K	•	Vanguard Mid-Cap Index Fund
•	LifePath Index 2035 Fund K	•	Vanguard Total Bond Market Index Fund –
•	LifePath Index 2040 Fund K		Signal

Participants may also establish a self-managed brokerage account, which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds. Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions, and make transfers between investment options at any time by contacting IRT.

Redemption Fees. Certain mutual funds charge redemption fees that are paid out of the participant’s account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund’s minimum holding period has been met.

Summary of Redemption Fees by Fund	Effective Date	Redemption Fee	Minimum Holding Period
As of 12/31/2010
Artisan International Fund	June 1, 2005	2%	90 days
Heartland Value Plus Fund – Institutional Shares	September 7, 2010	2%	10 days

ALLETE 2010 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on a loan (see Loan Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, and Matching Account). The shares of Common Stock allocated to a participant’s ALLETE RSOP Stock Fund come from the Loan Account, as determined by ALLETE. Each participant’s account value, however, is determined on a unit basis and consists of both Common Stock and cash (see Note 4 – Investments). The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. However, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant’s Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant’s ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2, terminates employment, becomes a participant of the Companies Long-Term Disability Plan or dies. Participants may transfer all or any part of their ALLETE RSOP Stock Fund to other 401(k) investment options at any time.

Loan Account. The RSOP was amended in 1990 to establish a leveraged Loan Account and borrow $75 million (RSOP Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan; and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, a promissory note was issued to ALLETE for $75 million at a 10.25 percent interest rate with a term not to exceed 25 years. In 2006, the RSOP loan was refinanced at a 6 percent interest rate. The Loan Account may also provide for other allocation types as determined by the Company.

Basic Account. Participants’ Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants’ Basic Accounts ceased after 1986.

Special Account. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants’ Special Account.

Partnership Account. For the years 1989 through 2005, partnership allocations were made to each nonunion participant’s Partnership Account as a fixed percentage of each eligible participant’s annual salary, plus, to the extent of any additional value to be allocated in the plan year, an amount based on the ratio of the participant’s annual compensation to the annual compensation of all eligible participants. Shares credited to participants’ Partnership Accounts as a fixed-percentage partnership allocation for the years 1989 through 2001, had a value equal to 2 percent of annual compensation; the fixed-percentage partnership allocation for the years 2002 through 2005 and prorated for the period from January 1 through September 30, 2006, was 3.5 percent of annual compensation. Since October 1, 2006, the fixed-percentage partnership allocation to each nonunion participant hired before October 1, 2006, has ranged from 6 percent to 12 percent of annual compensation depending on the participant’s age (not including ARR participants). The fixed-percentage partnership allocation to each nonunion participant hired on or after October 1, 2006, is 6 percent of annual compensation (not including ARR participants). Effective May 1, 2010, the fixed-percentage partnership allocation to ARR participants is 3 percent.

ALLETE 2010 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Bargaining Unit Account. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1 percent of each union participant’s eligible compensation.

Matching Account. For nonunion participants hired before October 1, 2006, (not including ARR participants) quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant’s 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period through October 1, 2006. Thereafter, quarterly matching allocations are equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period.

For nonunion participants hired on or after October 1, 2006, (not including ARR participants), quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

For ARR participants, quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

ALLETE Account. In June 2009, the Company received notice of a class action lawsuit settlement relating to a mutual fund held by the Plan. Settlement proceeds in the amount of $125,947 and $174,294 were allocated in May 2010 and June 2010, respectively, to the Plan participants based on their prorated share in the fund.

Florida Water Account. In July 2010, the Company received $24,122 as a result of a class action lawsuit settlement relating to a mutual fund held by the Florida Water Plan. The settlement proceeds were allocated in August 2010, to the Florida Water Plan participants based on their prorated share in the fund.

In November 2010, the Company received $2,873 as a result of a class action lawsuit settlement relating to a mutual fund held by the Florida Water Plan. The settlement proceeds were allocated in December 2010, to the Florida Water Plan participants based on their prorated share in the fund.

Contributions

Participant contributions to the Plan consist of the following:

•
Before-Tax Contributions. Before-tax contributions are salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

•
Voluntary Contributions (After-Tax Contributions). Each participant (except ARR participants) is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant’s compensation in any pay period.

•	Rollovers. Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.

•
Roth 401(k) Contributions. Roth 401(k) contributions are after-tax salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

ALLETE 2010 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Contribution Limits. Total combined before-tax and Roth 401(k) contributions in 2010 could not exceed $16,500 for participants less than age 50 or $22,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

Employer contributions. Each year employer contributions are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation, and modification of the Plan (commonly characterized as “settlor” functions) are paid by the Companies.

Vesting and Forfeiture Account

As of July 1, 2001, all contributions to the Plan, plus actual earnings thereon, are fully vested and non-forfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be re-deposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited non-vested accounts and unclaimed benefits, totaling $46,396 at December 31, 2010 ($114,894 at December 31, 2009), and is invested in the LifePath Index Retirement Fund K and the Diversified Stable Value Trust (MP). In 2010, dollars from the forfeiture account were used for Plan expenses and may be used to reduce future Plan expenses.

Distributions and Withdrawals

A participant may elect, at any time, to receive in cash, future dividends paid on Common Stock shares in their eligible ALLETE RSOP Stock Fund accounts and ALLETE Stock Fund.

Prior to termination, participants may withdraw, at any time, all or any part of their:

•	Plan accounts, if the participant has attained age 59 1/2;
•	After-tax account, regardless of the participant’s age; or
•	Pre-1989 Basic Account, regardless of the participant’s age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

Transfers to Retirement Plans. Upon retirement, eligible participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B if the participant has elected to receive a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $8,086,165 for 2010 ($3,976,378 for 2009).

Loan Program. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of: (a) the participant’s aggregate before-tax account, after-tax account, Roth 401(k) and rollover account balances (excluding Roth 401(k) rollover balances); (b) 50 percent of their total Plan balance; or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant’s Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

Plan Termination

The Companies reserve the right to reduce, suspend, or discontinue their contributions to the Plan at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan. The Companies have no intention of terminating the Plan.

ALLETE 2010 RSOP Form 11-K

Note 2 – Summary of Accounting Policies

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at fair value based on quoted market prices. Collective fund investments are reported at net asset value, which approximates fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Participant Loans. In September 2010, the FASB issued an accounting standards update requiring participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was adopted December 31, 2010, and applied retrospectively to all prior periods presented.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of the financial statements issuance.

Note 3 – Income Tax Status

We are required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that “more-likely-than-not” would not be sustained upon audit. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in process. The Plan is no longer subject to income tax examinations for years prior to 2006.

A favorable determination letter dated May 8, 2009, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective October 1, 2006, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

ALLETE 2010 RSOP Form 11-K

Note 4 – Investments

Fair Value of Investments
Representing 5% or More of Assets
At December 31,	2010	2009
Thousands

ALLETE RSOP Stock Fund	$129,360	$121,829
ALLETE Stock Fund	$25,123	$23,129
Diversified Stable Value Trust (MP)	$51,175	$49,841
Oakmark Equity & Income Fund I	$24,221	$23,712
Oppenheimer Developing Markets Fund (Class A)	$25,912	$20,890
Vanguard Institutional Index Fund I	$20,943	$20,021

The ALLETE RSOP Stock Fund represents shares of Common Stock allocated to participants, unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future, and cash invested in a money market fund.

				Number		Fair
ALLETE RSOP Stock Fund				of Shares	Cost	Value
Thousands

December 31, 2010	Allocated	–	Common Stock	2,245	$58,146	$80,843
			Money Market		379	379
					58,525	81,222

	Unallocated	–	Common Stock	1,280	20,855	47,446
			Money Market		692	692
					21,547	48,138

					$80,072	$129,360

December 31, 2009	Allocated	–	Common Stock	2,241	$56,401	$71,063
			Money Market		–	–
					56,401	71,063

	Unallocated	–	Common Stock	1,546	23,304	50,106
			Money Market		660	660
					23,964	50,766

					$80,365	$121,829

ALLETE 2010 RSOP Form 11-K

Note 4 – Investments (Continued)

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant’s account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

	ALLETE		ALLETE
	Stock Fund		RSOP Stock Fund
At December 31,	2010	2009	2010	2009
Thousands

Number of Units	5,333	5,584	16,288	16,208

Common Stock	$24,637	$22,702	$80,843	$71,063
Money Market	486	427	379	–
Net Value	$25,123	$23,129	$81,222	$71,063

Note 5 – Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. Collective trust funds are valued at the net asset value (NAV) of shares of a bank collective trust held by the Plan on a daily basis. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. If the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Level 3 — Significant inputs that are generally less observable from objective sources.  The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

ALLETE 2010 RSOP Form 11-K

Note 5 – Fair Value Measurements (Continued)

The following tables present, for each of these hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010.

	At Fair Value as of December 31, 2010
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
Thousands
Assets:
Common Stock	$152,926	–	–	$152,926
Mutual Funds	135,215	–	–	135,215
Collective Funds	–	$71,889	–	71,889
Money Market Funds	–	1,557	–	1,557
Self-Managed Brokerage Accounts	9,790	–	–	9,790
Total Assets	$297,931	$73,446	–	$371,377
Liabilities:
ESOP Loan	–	$36,865	–	$36,865
Total Liabilities	–	$36,865	–	$36,865
Total Net Assets	$297,931	$36,581	–	$334,512

Self-Managed
Recurring Fair Value Measures	Brokerage
Activity in Level 3	Accounts
Thousands

Balance as of January 1, 2010	$7,499
Purchases, sales, issuances and settlements, net	479
Realized Gains	356
Unrealized Gains	1,456
Transfer Out (a)	(9,790)
Balance as of December 31, 2010	$ –
(a)
The Company has previously taken a more conservative approach with the Self-Managed Brokerage Accounts; classifying them based on their potentially most risky investment type. As of December 31, 2010, all investments held in the Self-Managed Brokerage Accounts were transferred from Level 3 to Level 1 due to the observable market data for these securities.

The following tables present, for each of these hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009.

	At Fair Value as of December 31, 2009
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
Thousands
Assets:
Common Stock	$143,871	–	–	$143,871
Mutual Funds	121,259	–	–	121,259
Collective Funds	–	$63,424	–	63,424
Money Market Funds	–	1,087	–	1,087
Self-Managed Brokerage Accounts	–	–	$7,499	7,499
Total Assets	$265,130	$64,511	$7,499	$337,140
Liabilities:
ESOP Loan	–	$44,784	–	$44,784
Total Liabilities	–	$44,784	–	$44,784
Total Net Assets	$265,130	$19,727	$7,499	$292,356

ALLETE 2010 RSOP Form 11-K

Note 5 – Fair Value Measurements (Continued)

Self-Managed
Recurring Fair Value Measures	Brokerage
Activity in Level 3	Accounts
Thousands

Balance as of January 1, 2009	$4,490
Purchases, sales, issuances and settlements, net	924
Realized Losses	682
Unrealized Losses	1,403
Balance as of December 31, 2009	$7,499

Note 6 – Repayment of Loan

The Trustee repays principal and interest on the RSOP Loan with dividends paid on the shares of Common Stock in the Loan Account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the Loan Account, and allocated to the accounts of Plan participants as the RSOP Loan is repaid.

The RSOP Loan was obtained from ALLETE. There were 1,278,952 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2010. Prepayments of principal can be made without penalty. The lender has no rights to shares that are allocated under the Plan.

Principal Payments
$75 Million 6% Loan
Thousands
2011	$193
2012	–
2013	–
2014	11,672
2015	12,500
2016	12,500
$36,865

ALLETE 2010 RSOP Form 11-K

Schedule I

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Line 4i
At December 31, 2010
Thousands

	Identity of Issuer	Description of Investment	Cost (a)	Current Value
	ALLETE RSOP Stock Fund
*	ALLETE, Inc.	Common Stock – 3,525 Shares	$79,001	$128,289
*	Wells Fargo Advantage Heritage Money Market Fund - Institutional	Money Market	1,071	1,071
	Total ALLETE RSOP Stock Fund		$80,072	129,360

	ALLETE Stock Fund
*	ALLETE, Inc.	Common Stock – 5,333 Shares		24,637
*	Wells Fargo Advantage Heritage Money Market Fund - Institutional	Money Market		486
	Total ALLETE Stock Fund			25,123

	Collective Fund Securities
*	Diversified Stable Value Trust (MP)	Collective Fund – 4,657 Shares		51,175
	LifePath Index Retirement Fund K	Collective Fund – 116 Shares		1,323
	LifePath Index 2015 Fund K	Collective Fund – 237 Shares		2,549
	LifePath Index 2020 Fund K	Collective Fund – 68 Shares		931
	LifePath Index 2025 Fund K	Collective Fund – 69 Shares		698
	LifePath Index 2030 Fund K	Collective Fund – 37 Shares		525
	LifePath Index 2035 Fund K	Collective Fund – 53 Shares		510
	LifePath Index 2040 Fund K	Collective Fund – 44 Shares		645
	LifePath Index 2045 Fund K	Collective Fund – 47 Shares		435
	LifePath Index 2050 Fund K	Collective Fund – 24 Shares		354
	SSgA Russell Small Cap Index SL Series I	Collective Fund – 301 Shares		3,023
	TCW Small Cap Growth Collective Trust Fund	Collective Fund – 503 Shares		9,721
	Total Collective Fund Securities			71,889

	Mutual Fund Securities
	Artisan International Investors Shares	Mutual Fund – 310 Shares		6,735
	Dodge & Cox International Stock Fund	Mutual Fund – 196 Shares		6,984
	Dodge & Cox Stock Fund	Mutual Fund – 120 Shares		12,929
	Heartland Value Plus Institutional	Mutual Fund – 338 Shares		10,058
	Mainstay Large Cap Growth (Class A)	Mutual Fund – 828 Shares		5,836
	Oakmark Equity & Income Fund (I)	Mutual Fund – 873 Shares		24,221
	Oppenheimer Developing Markets Fund (A)	Mutual Fund – 711 Shares		25,912
	Vanguard Institutional Index Fund	Mutual Fund – 182 Shares		20,943
	Vanguard Mid-Cap Index Fund Institutional	Mutual Fund – 607 Shares		12,350
	Vanguard Total Bond Market Index Signal	Mutual Fund – 757 Shares		9,247
	Total Mutual Fund Securities			135,215

	Self-Managed Brokerage Accounts			9,790

*	Participant Loans	Loans Receivable from Participants – 4.25% to 13.65%		3,269

	Total Investments			$374,646
(a)	Not required for participant directed transactions.
*	Party in Interest

ALLETE 2010 RSOP Form 11-K

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 10, 2011		/s/ Alan R. Hodnik
Alan R. Hodnik
Chairman, President and Chief Executive Officer

ALLETE 2010 RSOP Form 11-K